Exhibit (c)(1)

Jefferies & Company, Inc. 520 Madison Avenue, 5th Floor New York, New York 10022 tel (212) 284-2550 fax (212) 284-2540 www.jefferies.com

September 12, 2005

Special Committee of Independent Directors

BayCorp Holdings, Ltd.

1 New Hampshire Avenue, Suite 125

Portsmouth, New Hampshire 03801

Members of the Special Committee of Independent Directors:

We understand that BayCorp Holdings, Ltd. (the “Company”), Sloan Group Ltd. (“Parent”), and Sloan Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of September 11, 2005 (the “Merger Agreement”), pursuant to which Merger Sub will make a cash tender offer (the “Offer”) to acquire all the issued and outstanding shares of Company common stock, par value $0.01 per share (together, the “Common Stock”) for $14.19 per share in cash (the “Consideration”). Following the consummation of the Offer, the Merger Agreement provides for, among other things, the merger (the “Merger” and, together with the Offer, the “Transaction”) of Merger Sub with the Company pursuant to which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger and each share of Common Stock not owned by Merger Sub will be converted into the right to receive the Consideration.

Jefferies & Company, Inc. (“Jefferies”), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. We have been engaged by the Special Committee of Independent Directors pursuant to an engagement letter dated June 14, 2005 (the “Engagement Letter”) to render a fairness opinion to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services pursuant to the Engagement Letter, which will be payable upon delivery of this opinion, and we also will be reimbursed for expenses incurred. The Company has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such Engagement Letter. In the ordinary course of our business, we and our affiliates may trade or hold securities of the Company,

Special Committee of Independent Directors

BayCorp Holdings, Ltd.

September 12, 2005

Parent and their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.

You have asked for our opinion as investment bankers as to whether the Consideration to be received by the holders of shares of Common Stock (other than Parent or its affiliates or any affiliates of the Company) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In conducting our analysis and arriving at the opinion expressed herein, we have, among other things, (i) reviewed the draft Merger Agreement dated September 11, 2005, which, for purposes of this opinion we have assumed, with your permission to be identical in all material respects to the document to be executed; (ii) reviewed certain financial and other information about the Company that was publicly available; (iii) reviewed information furnished to us by the Company’s management, including certain internal financial analyses, budgets, reports and other information; (iv) held discussions with various members of senior management of the Company concerning historical and current operations, financial conditions and prospects, including recent financial performance; (v) reviewed the recent share trading price history of the Company; (vi) reviewed the valuation of the Company implied by the Consideration; (vii) reviewed the valuations of publicly traded companies that we deemed comparable in certain respects to the Company; (viii) reviewed the financial terms of selected acquisition transactions involving companies in lines of business that we deemed comparable in certain respects to the business of the Company; (ix) reviewed the premiums paid in selected acquisition transactions; and (x) prepared a discounted cash flow analysis of certain businesses of the Company on a stand-alone basis. In addition, we have conducted such other quantitative reviews, analyses and inquiries relating to the Company as we considered appropriate in rendering this opinion.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to us by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. This opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects material to our analysis. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. Our analyses were based, among other things, on the financial projections of the Company (the “Financial Projections”) furnished to us by senior management of the Company. With respect to the Financial Projections, we note that projecting future results of any company is inherently subject to uncertainty. We express no opinion as to the Financial Projections or the assumptions on which they are based. In

Special Committee of Independent Directors

BayCorp Holdings, Ltd.

September 12, 2005

addition, in rendering this opinion, we have assumed that the Financial Projections have been reasonably prepared by management and reflect management’s best currently available estimates and good faith judgment of the future competitive, operating and regulatory environment and related financial performance of the Company, and that the Financial Projections and the assumptions derived therefrom provide a reasonable basis for our opinion. Although the Financial Projections did not form the principal basis for our opinion, but rather constituted one of many items that we employed, changes to the Financial Projections could affect the opinion rendered herein.

Our opinion speaks only as of the dates hereof and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

In our review, with the exception of the appraisal commissioned by the Company and provided to us with respect to the Great Bay Hydro power plant and diesel engines that was conducted as of April 1, 2004 by Mainstream Associates, we did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of, nor did we conduct a comprehensive physical inspection of any of the assets of, the Company, nor have we been furnished with any such evaluations or appraisals or reports of such physical inspections, nor do we assume any responsibility to obtain any such evaluations, appraisals or inspections. Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to either the Company or to any holder of Common Stock.

In rendering this opinion we have also assumed that: (i) in all respects material to our analysis that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof which would affect the amount or timing of receipt of the Consideration; (ii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Merger Agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which the Company or any of its subsidiaries or affiliates is a party; and (iii) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company were as set forth

Special Committee of Independent Directors

BayCorp Holdings, Ltd.

September 12, 2005

in the consolidated financial statements provided to us by the Company as of the respective dates of such financial statements.

In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Transaction, or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Transaction and related transactions. Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such Transaction.

Our opinion is addressed to the Special Committee of the Board of Directors of the Company and is intended for its use in considering the Transaction, and does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Common Stock should vote or act on any matter relevant to the Merger Agreement (including without limitation, whether or not to tender Common Stock in connection with the Offer). Our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent. Notwithstanding the foregoing, if required by law, our opinion may be included in the Company’s proxy statement or similar disclosure document with respect to the Transaction; provided that it is reproduced in full, and that any summary of, or other description of, the opinion in such proxy statement or other disclosure document, or other reference to Jefferies or its opinion, will be acceptable to Jefferies and its counsel in their sole discretion.

Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock (other than Parent or its affiliates or any affiliates of the Company) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

Jefferies & Company, Inc.